Dosage application:

The tablet was taken orally. Each tablet contained 0.5g herbal preparation. Each candidate ingested 2 tablets 3 times each day and evaluations were conducted after 30 days, 60 days and 90 days. Tablets were allowed to dissolve in the mouth for 30 seconds, using warm boiled water, before swallowing.

Test results:

Rate of effectiveness

Treatment period:	30 days	60 days	90 days
Smokers for 5-10 years	89%	92%	96%
Smokers for over 15 years	90%	93%	95%

Laboratory results:

1) Acceptable rise in visual white blood cells as well as neutral granule cells.
2) Mild and moderate hypoxemia and hypercapnia are corrected.
3) The chest X-ray shadow almost disappears.
4) Pulmonary function shows significant improvement.

Conclusion:

The tests which were done through clinical and experimental observation shows that the Smokers Tablet significantly improved the conditions caused by the effects of smoking. There were no negative side effects detected.

Hebei Huaxing Hospital.

May 8, 1991